EXHIBIT 99.1

FOR IMMEDIATE RELEASE


             AL DUNLAP NAMED CHAIRMAN AND CEO OF SUNBEAM CORPORATION

         Fort Lauderdale, FL, (July 18, 1996) -- Sunbeam Corporation (NYSE:SOC) announced today that Albert J. Dunlap, former Chairman of Scott Paper Company, has been named Chairman and Chief Executive Officer of Sunbeam effective immediately.

         Peter A. Langerman, Chairman of Sunbeam's Executive Committee, said, "We are confident that, given his proven track record, Sunbeam will improve its performance and create additional value for all shareholders."

         Mr. Dunlap said, "I appreciate the vote of confidence by the Board of Directors and welcome the opportunity to help make Sunbeam an even greater company than it is today. As a leader in many of its primary product categories, Sunbeam gives me a solid foundation to build upon. I look forward to shaping the future growth and success of this fine company."

         Mr. Dunlap is well known for his success in turning around companies and improving shareholder value, having done so at eight companies throughout his career. His most recent success was the remarkable restructuring of Scott Paper Company where he increased shareholder value by $6.5 billion in less than two years before it merged with Kimberly Clark last December.

         As a demonstration of his commitment to improving shareholder value at Sunbeam, Mr. Dunlap will invest $3 million of his own funds in Sunbeam stock. In addition, his compensation arrangement with the company is heavily stock-oriented.

         Mr. Dunlap is equally well known as a spokesman for shareholder rights and as an advocate of stock compensation for board directors. He is also the author of a new book to be published in September by Times Books, a division of Random House, called "Mean Business: How I Save Bad Companies and Make Good Companies Great."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


         Contact:    Pete Judice                 John DeSimone
                     Burson-Marsteller           Manager, Investor Relations
                     212-614-4506                SUNBEAM CORPORATION
                                                 (954) 767-2100